Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES CHANGES TO
DIRECTORS AND OFFICERS

August 30, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that Dennis Mills, the Honourable M. Douglas Young, P.C. and William Sutton have been appointed to its Board of Directors effective immediately. Mr. Mills has also been appointed as MID's Vice-Chairman effective immediately.

Mr. Mills is a former Vice-President of Magna International Inc. from 1984 to 1987 and served as a Member of Parliament in Canada's federal parliament from 1988 to 2004. While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996 and served as a member of the Canadian federal parliament's Heritage, Industry and Public Accounts Committees.

Mr. Young is Chairman of Summa Strategies Canada Inc., Connors Bros. Income Fund and Heating Oil Partners Income Fund. He serves on the Board of Directors of Tesma International Inc., Magellan Aerospace Corporation, Australia Railroad Group PTY Ltd., Genesee & Wyoming Inc., and is Counsel to Atlantic Canada Lawyers, Patterson Palmer. Mr. Young was a federal Member of Parliament from 1988 to 1997 and between 1993 and 1997 he served at various times as Canada's Minister of Transport, Minister of Human Resources Development or Minister of National Defence and Veterans Affairs.

Mr. Sutton recently retired as Executive Vice-President, International Banking at Scotiabank, in which position he had specific responsibility for Scotiabank's operations throughout Latin America. Mr. Sutton joined Scotiabank in 1986, after a seventeen-year career at Citibank.

"On behalf of the directors of MID", said Mr. Frank Stronach, Chaiman of MID, "I welcome all three new directors. Their experience in the business world will benefit MID".

MID also announced today that John Simonetti's appointment as Chief Executive Officer and Chief Financial Officer has been confirmed by MID's Board of Directors and that MID and Andrew Blair have mutually agreed that Mr. Blair will cease being MID's Executive Vice-President and Chief Operating Officer effective immediately.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track off-track and account wagering markets.

For more information contact John Simonetti, Chief Executive Officer and Chief Financial Officer of MID, at (905) 726-7619.